SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.: 3)*


Name of issuer:                   Science Applications International Corporation

Title of Class of Securities:     Class A-Common Stock

CUSIP Number:                     808626998

Date of Event Which Requires Filing of this Statement:  12/31/1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         (X) Rule 13d-1(b)
         (  ) Rule 13d-1(c)
         (  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

                                Page 1 of 6 Pages

                                       13G

CUSIP No.: 808626998                                           Page 2 of 6 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vanguard Fiduciary Trust Company, acting in various fiduciary capacities.
         23-2186884

2.       CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

         Not Applicable              A.                                 B.

3.       SEC USE ONLY



4.       CITIZENSHIP OF PLACE OF ORGANIZATION

         Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.       SOLE VOTING POWER

                           None

6.       SHARED VOTING POWER

                           27,537,810    shares    (includes    146,860   shares
                           representing 5:1 conversion of 29,372 shares Class B common stock held by ESOP)

7.       SOLE DISPOSITIVE POWER

                           None

8.       SHARED DISPOSITIVE POWER

                           27,537,810    shares    (includes    146,860   shares
                           representing 5:1 conversion of 29,372 shares Class B common stock held by ESOP)

                                       13G

CUSIP No.: 808626998                                           Page 3 of 6 Pages

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           27,537,810    shares    (includes    146,860   shares
                           representing 5:1 conversion of 29,372 shares Class B common stock held by ESOP)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           Not applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           48.25%

12.      TYPE OF REPORTING PERSON

                           BK

                                                               Page 4 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  ------------

                                  SCHEDULE 13G
                        Under the Securities Act of 1934
                                  ------------

Item 1 (a) - Name of Issuer

                           Science Applications International Corporation

Item 1 (b) - Address of Issuer's Principal Executive Officers:

                           10260 Campus Point Drive
                           San Diego, California  92121

Item 2 (a) - Name of Person Filing:

                           This filing is made by Vanguard Fiduciary Trust Company, Trustee.

Item 2 (b) - Address of Principal Business Office or, if none, residence


                           500 Admiral Nelson Blvd., Malvern, PA  19355

Item 2 (c) - Citizenship

                           Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) - Title of Class of Securities

                           Class A-Common

Item 2 (e) - CUSIP Number

                           808626998

Item 3 - Type of Filing:

         If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(d), check whether the person filing is a:

                           (b) X Bank as defined in Section 3(a)(6) of the Act.

                                                               Page 5 of 6 Pages

Item 4 - Ownership:

         (a) Amount Beneficially Owned:

                           27,537,810    shares    (includes    146,860   shares
                           representing 5:1 conversion of 29,372 shares Class B common stock held by ESOP)

         (b) Percent of Class:

                           48.25%

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:  None

                  (ii) shared power to vote or to direct the vote: 27,537,810 shares (includes 146,860 shares representing 5:1 conversion of 29,372 shares Class B common stock held by ESOP)*

                  (iii) sole power to dispose or to direct the disposition of:
                  None

                  (iv) shared power to dispose or to direct the  disposition of:
                  27,537,810 shares (includes 146,860 shares representing 5:1 conversion of 29,372 shares Class B common stock held by
                  ESOP)**

*Each participant holding shares of Common Stock in the Plan shall instruct the Trustee how to vote the shares of Company Stock attributable to such participant's account, whether or not vested. The Trustee, itself or by proxy, shall vote shares of Common Stock attributable to such participants accounts in accordance with the instruction of such participants. If, within five business days prior to any vote of stockholders, the Trustee has not received instructions from such participants with respect to any shares of Company Stock in their accounts, the Trustee may vote such shares at such meeting in the same proportion as the shares for which the Trustee has received timely instructions, subject to applicable law.

**Shares of Common Stock in the Plan are held in various accounts, allocated by the source of contribution (employer, the predecessor to the employer or the employee) and may be disposed of by the Plan or the Trustee only in accordance with the terms of the Plan.

Item 5.  Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Subject to the terms of the Plan, participants in the Plan are entitled to receive certain distributions of assets held by the Plan. Such distributions may include proceeds from the sale of shares of Common Stock reflected in this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.  Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                       Date:         February 17, 2000


                                     Vanguard Fiduciary Trust Company, Trustee

                                     By:_______________________________
                                               Name:  Dennis Simmons
                                               Title:     Secretary



                                Page 6 of 6 Pages